SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 30, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001 -80

Notice to Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp informs the market and investors in general that at Sabesp’s Annual and Extraordinary General Meeting, held on April 30, 2007, the shareholders approved the Board of Directors’ proposal for the reverse split of the total shares representing Sabesp’s capital stock, pursuant to article 12 of Law # 6,404/76, with the following characteristics:

Purpose: The reverse split has as purpose: (a) to adjust the unit quotation value of the shares to a more adequate level, in terms of market, once the quotation in ‘Reais per share’ ensures greater visibility in relation to the quotation per 1,000 (thousand) shares; (b) to standardize the quotation base of shares in the domestic market, aiming to make easier the interpretation and the way to trade them, providing higher liquidity to the security; and (c) to reduce the company’s operating costs;

Ratio: The reverse split will occur in the ratio of 125 (one hundred twenty-five) shares for 1 (one) share, and thus the capital stock starts being represented by 227,836,623 non-par registered book-entry common shares, and Sabesp’s capital stock remains unchanged;

Procedure for Shareholding Adjustment: In the period comprised between May 3, 2007 and June 1, 2007, shareholders may, at their free and exclusive discretion, adjust their shareholding, upon private trading or by means of brokerage firms authorized to operate by the São Paulo Stock Exchange - BOVESPA;

Trading on the stock exchange: As from June 4, 2007 the shares issued by Sabesp will start being traded as reverse split and quoted in Reais per share;

Auction: After the term established for the shareholding adjustment by the shareholders, the shares related to the sum of the fractions of remaining shares will be separated, grouped in whole numbers and sold in an auction to be carried out on BOVESPA;

Payment to Shareholders: The amounts resulting from the disposal will be made available on behalf of the respective Shareholder, after the final financial liquidation of the sale, as follows: (i) the Shareholders who have their registration updated with Banco Itaú S.A. will have their credit made in a checking account; (ii) the amount corresponding to Shareholders connected to the CBLC (Brazilian Clearing and Depository Corporation) will be credited directly to that company, which will be responsible for transferring it to the shareholders by means of the brokerage firms; and (iii) to the Shareholders whose registration is not updated, the amount will be held by the Company and made available for the respective Shareholder for payment, upon the presentation of the banking data (Bank, Branch and Checking Account) in the branches of Banco Itaú S.A.;

Holders of American Depositary Receipt (ADRs): Simultaneously to the reverse split operation, ADRs will start being traded in the proportion of 2 (two) shares for each ADR.

São Paulo, April 30, 2007

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 30, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.